Exhibit 99.2

Rail Vision Ltd.

PROXY FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 24, 2025

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints David BenDavid, Chief Executive Officer of the Company, and Ofer Naveh, Chief Financial Officer of the Company, or any of them, as attorneys, agents and proxies of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in Rail Vision Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, at 15 Ha’Tidhar St. Ra’anana, Israel, on November 24, 2025 at 15:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Annual Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice and the Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

RAIL VISION LTD.

November 24, 2025, 15:00 p.m. (Israel time)

Please date, sign and mail your proxy card in the

envelope provided as soon as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	The appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 and until our next annual general meeting of shareholders, is hereby approved and the Audit Committee or the Board of Directors be, and hereby is, authorized to fix the compensation of such independent auditors.

☐	vote for	☐	vote against	☐	abstain

2.	To approve a reverse share split of the Company’s ordinary shares in the range of up to 30:1, to be effected at the discretion of, and at such ratio, by such number of increments and at such dates as shall be determined by the Board of Directors.

☐	vote for	☐	vote against	☐	abstain

3.	To re-elect Mr. Ariel Dor to the Board for a tenure to serve for additional term as Class I Board member.

☐	vote for	☐	vote against	☐	abstain

4.	To re-elect Ms. Hila Kiron-Revach to the Board for a tenure to serve for additional term as Class I Board member.

☐	vote for	☐	vote against	☐	abstain

5.	To approve the remuneration of Mr. David BenDavid as chief executive officer of the Company, including a grant of restricted share units and options, as detailed in the Proxy Statement dated October 17, 2025.

☐	vote for	☐	vote against	☐	abstain

Do you have a personal interest in the approval of the remuneration of Mr. David BenDavid?

Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

6.	To approve the grant of 325,000 restricted share units to Mr. Eli Yoresh, the Chairman of the Board, as detailed in the Proxy Statement dated October 17, 2025.

☐	vote for	☐	vote against	☐	abstain

7.	To approve the grant of 55,000 restricted share units to each of the Company’s Board members, Mr. Oz Adler, Mr. Yossi Daskal, Mr. Ariel Dor and Mrs. Hila Kiron Revah, as detailed in the Proxy Statement dated October 17, 2025.

☐	vote for	☐	vote against	☐	abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

	Date: ________, 2025		Date_________, 2025
SIGNATURE		SIGNATURE

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.